American Capital Holdings

1016 Clemmons Street

Suite 302

Jupiter, FL 33477-3305

561.745.6789 Telephone

561.337.9356 Facsimile

561.262.5158 Cellular

brichmond@achusa.com

rturner@achusa.com

January 2, 2008

Via United States Postal Priority Certified

Mail No. 70022410000543376468

RETURN RECEIPT REQUESTED

Mr. Mark W. Olsen, Chairman

Ms. Angela Desmond, Chief of Staff

Public Company Accounting Oversight Board

1666 K Street NW

Washington, D.C. 20006-2803

Re:       Wieseneck & Andres & Company, P.A.

Thomas B. Andres, CPA

Public Company Accounting Oversight Board

PCAOB Release No.1 04-2005-117

Dear Mr. Olsen & Ms. Desmond:

As promised, in furtherance of our facsimile letter to your of December 17, 2007, which copy is appended hereto as Exhibit No.1, the purpose of this letter is to clarify our position regarding your board's above described PCAOB Release No. 104-2005-117. For your convenience, we enclose a copy of your aforementioned PCAOB release as Exhibit

No.2. On Page three (3) of this document, you state in Item (1) that our accounting

"failed to perform adequate audit procedures to test the existence and valuation of investment and goodwill" and (2) the failure to perform and document adequate audit procedures to test the existence of a significant portion of the inventory balance and to test the valuation of the issuer's recorded inventory. We strongly disagree with the PCAOB's assessments based on the following reasons:

Mr. Mark W. Olsen, Chairman

Ms. Angela Desmond, Chief of Staff

Public Company Accounting Oversight Board

PCAOB Release No.1 04-2005-117

January 2,2008

Page 2 of5

1. Enclosed herewith as Composite Exhibit No.3. is a copy of the executed

December 30, 2003 Stock Asset Acquisition Agreement between Spaulding

Ventures, LLC and American Capital Holdings, Inc., which includes a detailed spreadsheet of the exchange offer. The acquisition price was based on "actual audited investment cost" by the Spaulding members in the ten (10) companies listed within the agreement, subject to the completion of a final audit by

Spaulding's auditor, Timothy R. Foster, CPA, who is also a PCAOB member.

2. Affixed herein as Exhibit No.4, is a copy of Mr. Foster's January 14,2004 Audit,

for the period ending December 31, 2003, which was conducted in accordance with U.S. General Accepted Accounting Standards. Mr. Foster listed the Partners

Capital at Ten Million Eight Hundred Seventy Four Thousand Nine Hundred

Ninety Nine & 65IHundreds ($10,874,999.65) U.S. Dollars. This is the exact number we recorded on American Capital Holdings, Inc's General Ledger. We

completed the exchange offer in late February, 2004. Spaulding had made venture capital investments .nto these companies, which were all private companies. Even as of today some 0 these companies have some very possible upside potential. In our opinion, if ACH would have booked this transaction at below the "audited cost value", we would htve breached our fiduciary duty to ACH's shareholders.

3. Based on the agreed on actual "cost audit", each and every Spaulding member agreed to exchange their membership units into ACH stock. Enclosed herewith as

Composite Exhibit No.5 are copies of each of the five (5) page agreements,

which included Full Unconditional General Releases for each Spaulding exchange participant.

4. Affixed herewith as Composite Exhibit No.6 is a copy of American Capital

Holdings, Inc. ("ACH") 2004 10KSB filing, which includes the May 31, 2004

ACH audit. Part of American Capital Holdings, Inc's May 31, 2004 audit was based on Mr. Foster's January 14,2004 audit opinion. During the next twelve (12)

months ACH's management went into great detail in assessing the ten (10)

companies listed in the December 30, 2003 agreement. Smart Pill Diagnostic's held great promise compared to another fully reporting trading public company in the same medical field known as Givens Imaging, who had similar technology and had a Three Hundred Million ($300,000,000) plus market capitalization. At the time, we held close to twenty (20%) percent of Smart Pill. The other companies were private and were hard to assess a value to them.

5. In spite of Smart Pill Diagnostic's promising future and because the other companies were private and were hard to assess a true market value, the management of American Capital Holdings, Inc. chose to write off the entire

Mr. Mark W. Olsen, Chairman

Ms. Angela Desmond, Chief of Staff

Public Company Accounting Oversight Board

PCAOB Release No. 104-2005-117

January 2, 2008

Page 3 of5

Spaulding investment until a later time when and if we sold some of the investments into these companies. Enclosed herein as Composite Exhibit No.7 is a copy of American Capital Holdings, Inc's Form 10KSB/A for the period ending

May 31, 2005 which the audit reflects the aforementioned write down.

6. One of the investments American Capital Holdings, Inc. held and still holds today is in a public trading company known as Air Media Now, Inc. This investment was valued at the trading price on the same day of each audit period of May 31,

2004 and May 31, 2005. Air Media is a fully reporting trading public company in the process of acquiring an Insurance Carrier and plans to be renamed. American

Capital still owns 100% of IS Direct Agency, Inc., which will be the captive agency for our Insurance Carrier operations.

7. It was brought to our attention lour board had questioned the value placed on the inventory. Appended herein as ~xhibit No.8, is a copy of the itemized inventory,

which was based on the cost method, This inventory was purchased over time by the prior Chairman of eCom eCom.com, David Panaia. On November 30, 2003

eCom purchased the above inventory from David Panaia for $32,000. The inventory was spun-off to the eCom eCom.com, Inc. subsidiary A Super

Deal. com, Inc. on June 4, 2004. A complete valuation of the above inventory amounts to Fifty Two Thousand Nine Hundred Sixty Six ($52,966) U.S. Dollars.

8. American Capital Holdings, Inc. was a one (1) of three (3) petitioning creditors and Plan Proponent sponsor in a recent United States Southern District of Florida

Bankruptcy Plan of Reorganization regarding a company known as

eComeCom.com, Inc., in re: Case No. 04-35435 BKC-SHF. The Involuntary

Petition was filed on November 29,2004. Throughout the three (3) years of these proceedings, we worked very closely with your agency, the United States

Securities & Exchange Cormnission ("SEC"), regarding eCom's Plan of

Reorganization, Disclosure Statement and the completion of the spin off of

eCom's former wholly owned ten (10) fully reporting public company subsidiaries. The result of the ballots were: (a) eCom received 100% acceptance votes from the Class I creditors, who received 100% of their respective claims; (b)

100% acceptance votes for the Class II unsecured creditors who also received

100% of their entire claims; (c) 100% acceptance from the equity security holders who kept their entire shareholders under the Plan of Reorganization. For your review, we are enclosing as Composite Exhibit No.9 is a copy of the Plan of

Reorganization & Disclosure Statement. Appended as Exhibit No. 10 is a copy of the March 12,2007 Court Transcript. When you review, you will see Mr. Gordon

Robinson, Esq., who is your agency's chief bankruptcy counsel who worked with us throughout this case, who appeared on behalf of the SEC and was publicly

Mr. Mark W. Olsen, Chairman

Ms. Angela Desmond, Chief of Staff

Public Company Accounting Oversight Board

PCAOB Release No. 104-2005-117

January 2, 2008

Page 4 of5

supportive of our plan. When you review the transcript, you will see Mr.

Robinson also was complementary about our disclosure and filings with the SEC.

Thomas B. Andres, CPA and Wieseneck & Andres, P.A. was approved by the

United States Bankruptcy Court via a Court Order and was responsible for the financial disclosure of these filings. Additionally, the United States Department of

Justice U.S. Trustee's office was also supportive. A Court Order was entered by the Honorable Judge Stephen H. Friedman on March 23, 2007 approving eCom's

Plan of Reorganization & Disclosure Statement, which copy is affixed herein as

Exhibit No. 11.

In light of the fact that: (a) ACH knew we had enough votes to complete a successful eCom Plan of Reorganization; (b) ACH became in early 2005, the majority and controlling shareholder (approximately 96%) of the ten (10) SEC fully reporting public companies; and (c) knowing we would be able to capture

eCom's $7,300,000 Carry Forward Tax Loss, ACH never assigned any value to its balance sheet during or after the conclusion of these proceedings. Today, fully reporting public companies sell for a significant amount of money. Being we just last month finished up with all the final Orders regarding professional fees and final restructuring charges etc., our plans are to acquire profitable private companies.

Under the Sarbanes-Oxley Act, which was the legislation which created your Public

Accounting Oversight Board, we are required to sign off under the criminal penalties of perjury declaration. To this day, we stand behind in our belief what was stated in all of our financial statements was accurate, conservative in nature and was accomplished within all General Accepted Accounting Standards and Sarbanes-Oxley guidelines.

In closing, we reiterate American Capital Holdings, Inc' s and all of the companies management's representations to our accounting firm, Wieseneck & Andres, P.A., have been absolutely accurate, conservative and we have taken all the correct appropriate steps in the classification of our assets. Wieseneck & Andres has always been extremely thorough in each and every audit review and without reservation, we stand behind their audits. It is our strong opinion that any disciplinary actions taken by the PCAOB against

Mr. Andres and his firm would be very wrong and without merit. This accounting firm is absolutely vital for all of these companies' future and any actions taken by your board would hurt approximately six thousand (6,000) shareholders in each of these companies.

It is hard for us to figure out when all of our court disclosures were included are hundreds of SEC filings which were approved by the United States Bankruptcy Court, the SEe

(which is what your board is part of), the Department of Justice United States Trustee's

Office, 100% approval from all of the creditors and 100% approval of all the equity

Mr. Mark W. Olsen, Chairman

Ms. Angela Desmond, Chief of Staff

Public Company Accounting Oversight Board

PCAOB Release No. 104-2005-117

January 2,2008

security holders (who kept their entire equity holdings) that for some reason your board thinks we did something incorrect. We obtained court order after court order during the entire three (3) year process and each and every filing was posted to the eCom's website per another court approved order allowing us to do so. In fact, now that we have this massive restructuring behind us, when we start monetizing these assets, we believe history will prove we were over conservative and the future probably will result in many future recapture events and capital gain transactions.

In advance, we sincerely appreciate your giving us the opportunity to fairly present the facts regarding this issue. One last request, it would be appreciated prior to your board taking any type of disciplinary action, we would appreciate a meeting with your staff as we can bring volumes of additional documents in full support of what we have stated

within this correspondence. Notwithstanding, hopefully this outcome of this letter and exhibits have addressed your concerns.  With kindest regards, we remain.

Most sincerely,

American Capital Holdings, Inc.

/s/  Barney A. Richmond

     Barney A. Richmond, Chairman

/s/  Richard C. Turner

     Richard C. Turner, Chief Financial Officer

cc: Thomas B. Andres, CPA

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